Mainland Resources, Inc.
21 Waterway Avenue, Suite 300
The Woodlands, Texas 77380
USA

December 23, 2011

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.
United States of America 20549-4628

Attention: Mr. H. Roger Schwall, Assistant Director

Dear Sirs/Mesdames:

RE:     Mainland Resources, Inc.
            Application for Withdrawal of Registration Statement on Form S-4
            File No. 333-170907

              Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, Mainland Resources, Inc. (the "Company") hereby respectfully applies to the United States Securities and Exchange Commission (the "Commission") for the immediate withdrawal of the Company's pre-effective Registration Statement on Form S-4, as amended, File No. 333-170907, together with all exhibits and amendments thereto (the "Registration Statement"). The initial Registration Statement was filed with the Commission on December 1, 2010 and three subsequent amendments were filed by the Company on March 18, 2011, July 28, 2011, and September 28, 2011, respectively, in connection with an intended stock-for-stock merger between the Company and American Exploration Corporation ("American Exploration") pursuant to a Merger Agreement and Plan of Merger (the "Merger Agreement").

              The Company seeks to withdraw the Registration Statement because it has agreed to terminate its Merger Agreement with American Exploration. No securities have been issued or sold under the above-referenced Registration Statement. The Registration Statement has not been declared effective by the Commission.

              It is our understanding that this application for withdrawal of the Registration Statement will be deemed granted at the time the application is filed with the Commission unless, within 15 calendar days after we file the application, the Commission notifies us that the application for withdrawal will not be granted.

              If you have any questions or concerns regarding this application for withdrawal, please do not hesitate to contact our counsel, Daniel D. Dex at McMillan LLP, at (604) 691-6839.

              We thank the Commission for its prompt attention to and ongoing cooperation in this matter, and we remain,

Yours very truly,

"William Thomas"
William Thomas
Treasurer, Chief Financial Officer and a Director
for Mainland Resources, Inc.